Rouge Resources Ltd.

Management Discussion and Analysis

Three Months Ended April 30, 2016

 ROUGE RESOURCES LTD.

(An Exploration Stage Company)

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED APRIL 30, 2016

                 (Expressed in Canadian Dollars)

ITEM 1.1

DATE AND INTRODUCTION

This Management Discussion and Analysis was prepared as of June 14, 2016, and authorized for issuance by the directors of the Company effective on this date. This report should be read in conjunction with both the accompanying unaudited condensed interim financial statements and notes for the three months ended April 30, 2016, and the audited financial statements and notes for the year ended January 31, 2016. It focuses on events and activities that affected the Company during the three months ended April 30, 2016, and to the date of this report.

The financial information contained herein complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) along with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Therefore, they comply with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting.”

Rouge Resources Ltd. (the “Company” or “We”) was incorporated on March 31, 1988, pursuant to the laws of the province of British Columbia, Canada. On March 25, 2008, the Company changed its name from Gemstar Resources Ltd. to Rouge Resources Ltd.  Our registered and records office is located at 1008-409 Granville Street, Vancouver BC, V6C 1T2.

We have been a reporting issuer in British Columbia and Alberta since April 3, 1989, and became a foreign private issuer in the United States pursuant to filings with the US Securities and Exchange Commission on or about November 15, 2003. Prior to August 30, 2012, our common shares were quoted on OTC:BB in the United States under the symbol ROUGF and now, effective this date, are also listed for trading on the TSX Venture Exchange under the symbol ROU.

At April 30, 2016, there were 44,633,171 issued and fully paid common shares outstanding (April 30, 2015 – 44,633,171) of which nil shares remained in escrow (April 30, 2015 – 1,894,800).

On May 10, 2016, the Company announced a change in their board of directors and management team and entered into a mandate agreement with Fiore Management & Advisory Corp. to provide financial advice and corporate administration.  In addition, the Company granted an aggregate of 2,500,000 incentive stock options at a price of $0.05 per share, exercisable until May 10, 2026.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets. Additional information on the Company is available on both SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Description of business

The Company is a Vancouver-based junior mineral exploration company engaged in the business of acquiring, exploring, evaluating and, if warranted, developing mineral resource properties. No revenue has been generated since inception and there is no assurance that a commercially viable mineral deposit exists on our exploration and evaluation assets. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant financing and considerable time and effort will be required before our mineral claims can be further explored and, if warranted, developed into a commercial enterprise.

We now hold a 100% interest in 9 claims in the Thunder Bay Mining District of North Central Ontario, known as the Dotted Lake Property (the “Property”), which includes the 2 Lampson Lake claims acquired under a 4 year option agreement fully paid on April 30, 2014. A claims reduction and reconfiguration plan was completed during last year’s quarter ended April 30, 2015, motivated by continuation of the challenging economic circumstances faced by junior mineral exploration companies over the last few years. The plan was designed to focus entirely on claims of merit resulting in certain claims being allowed to lapse, certain claims being partially re-staked, and certain land positions being modified or increased for total cost of $11,400.

We continue to monitor claims in North-Central Ontario and plan to make additional acquisitions in this and other areas when and if the claims are considered to be strategic or otherwise beneficial to the Company.

ITEM 1.2

OVERALL OPERATING PERFORMANCE

During the three months ended April 30, 2016, the Company reported a net loss of $77,481 compared to a net loss of $39,364 for the same period last year. No expenditures were made on our exploration and evaluation assets during the three months ended April 30, 2016 (April 30, 2015 - $7,000).

Exploration and evaluation assets

	North-Central Ontario
	Dotted Lake mining claims $	Lampson Lake mining claims $	Total $

Property acquisition costs:
Balance, January 31, 2015	4,400	59,213	63,613
Expenditures	7,000	-	7,000
Balance, January 31, 2016 and April 30, 2016	11,400	59,213	70,613

Exploration and evaluation costs:
Balance, January 31, 2015 and January 31, 2016 and April 30, 2016	213,728	-	213,728

Balance, April 30, 2016	225,128	59,213	284,341

The Lampson Lake claims are subject to a 2% net smelter royalty (“NSR”) in favour of the optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the optionors and a 1% NSR on any metals and/or a 1% NSR payable to Ontario Exploration Company (“OEC”) on any precious metals recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the optionors for $1,000,000 and to buy back three-quarters of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000.

ITEM 1.3

SELECTED FINANCIAL INFORMATION

The following table summarizes selected financial information as at and for the three months ended April 30, 2016 and 2015, with comparative figures as at and for the year ended January 31, 2016:

	April 30, 2016 $	April 30, 2015 $	January 31, 2016 (audited) $
FINANCIAL POSITION
Total Assets	305,010	294,556	292,855
Total Liabilities	438,589	235,240	348,953
Deficit	(4,140,526)	(3,947,631)	(4,063,045)

OPERATIONS
Total Revenue	Nil	Nil	Nil
Net Loss	(77,481)	(39,364)	(154,778)
Loss per share	(0.00)	(0.00)	(0.00)

ITEM 1.4

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED APRIL 30, 2016

The following table summarizes results of operations for the three months ended April 30, 2016 and 2015, with comparative figures for the year ended January 31, 2016:

	Three months ended April 30, 2016 $	Three months ended April 30, 2015 $	Year ended January 31, 2016 (audited) $
Expenses
Amortization	46	67	267
Consulting services	1,500	-	250
Director fees	5,550	-	-
Interest expense	2	832	2,235
Management services	15,000	15,000	60,000
Office administration and travel	24,018	11,862	51,825
Professional services	21,374	4,993	24,198
Transfer agent, filing and stock transfer fees	9,991	6,610	16,003

Net and comprehensive loss	(77,481)	(39,364)	(154,778)

Loss per share – basic and diluted	(0.00)	(0.00)	(0.00)
Weighted average number of shares outstanding – basic and diluted	44,633,171	44,633,171	44,633,171

Revenue

The Company is a junior mineral exploration company and has not generated any revenues since inception.

Net loss

The Company reported a net loss of $77,481 for the three months ended April 30, 2016, compared to last year of $39,364. This $38,117 increase in loss resulted from the following:

-

$21 decrease in amortization of equipment

-

$1,500 increase in consulting services for business planning purposes

-

$5,550 increase in Directors’ fees which were waived in 2015.

-

$830 decrease in interest expense due to reduced use of credit cards by related parties

-

$12,156 increase in office administration and travel expenses, $16,381 increase in professional services and $3,381 increase in transfer agent, filing and stock transfer fee all due to increased corporate activity.

ITEM 1.5

SUMMARY OF QUARTERLY RESULTS

The following table summarizes operating results for the eight most recently completed quarters:

	Q1 Apr 30, 2016	Q4 Jan 31, 2016	Q3 Oct 31, 2015	Q2 Jul 31, 2015	Q1 Apr 30, 2015	Q4 Jan 31, 2015	Q3 Oct 31, 2014	Q2 Jul 31, 2014
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	($77,481)	($38,181)	($37,389)	($39,844)	($39,364)	($75,502)	($35,926)	($34,536)
Loss per share	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)
Operating cash flow (deficiency)	$(61,878)	($38,022)	($33,931)	($50,741)	($39,843)	($34,734)	($35,776)	($35,769)

Net losses averaging approximately $35,500 from quarter to quarter are fairly consistent and comprised mainly of management services, professional services, office administration and transfer agent & filing fees. However, the 4th quarter ended January 31, 2016, was double the average due to a one-time impairment of exploration and evaluation assets and the current quarter ended April 30, 2016, was higher due to increased corporate activity.

ITEM 1.6

LIQUIDITY

The following table summarizes the Company’s working capital position as at April 30, 2016 and 2015, with comparative figures as at year ended January 31, 2016:

Working Capital	April 30, 2016 $	April 30, 2015 $	January 31, 2016 (audited) $
Current assets	13,194	2,494	993
Current liabilities	(438,589)	(235,240)	(348,953)

Working capital deficiency	(425,395)	(232,746)	(347,960)

During the three months ended April 30, 2016, working capital deficiency increased to $425,395 from $347,960 as at January 31, 2016. This $77,435 increase was due to the net loss in the quarter.

The current assets as at April 30, 2016, included cash of $11,874 (January 31, 2016 - $553) and GST receivable of $1,320 (January 31, 2016 - $440). The current liabilities as at April 30, 2016, included $75,086 of trade payables, accrued liabilities and loan payable (January 31, 2016 - $58,649), and $363,503 of related party payables (January 31, 2016 - $290,304).

The following table summarizes cash flows for the three months ended April 30, 2016 and 2015, with comparative figures for year ended January 31, 2016:

Cash Flows	Three months ended April 30, 2016 $	Three months ended April 30, 2015 $	Year ended January 31, 2016 (audited) $
Cash used in operating activities	(61,878)	(39,843)	(162,537)
Cash used in investing activities	-	(7,000)	(7,000)
Cash provided by financing activities	73,199	47,497	169,819
Increase in cash	11,321	654	282
Cash, beginning of period	553	271	271
Cash, ending of period	11,874	925	553

At April 30, 2016, the Company’s cash position was $11,874 compared to $553 at January 31, 2016. The $11,321 increase in cash for the three months ended April 30, 2016 (“2016 period”) and the $654 increase in cash for same period last year (“2015 period”) resulted from the following cash flow activities:

(i)

Cash used in operating activities of $61,878 in the 2016 period and $39,843 in the 2015 period was due in both periods to on-going operating losses and changes in non-cash working capital items.

(ii)

Cash used in investing activities was nil in the 2016 period and $7,000 in the 2015 period following completion of the claim reduction and reconfiguration plan in the 2015 period.

(iii)

Cash provided by financing activities of $73,199 in the 2016 period and $47,497 in the 2015 period was due exclusively to required funding of operating expenses and capital expenditures by related parties.

ITEM 1.7

CAPITAL RESOURCES

Share Capital

Authorized share capital

The Company’s authorized share capital consisted of an unlimited number of common shares without par value.

Issued share capital

As at April 30, 2016, there were 44,633,171 issued and fully paid common shares outstanding (April 30, 2015 – 44,633,171) of which nil shares remained in escrow (April 30, 2015 – 1,894,800).

No shares were issued during the three months ended April 30, 2016 and 2015.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the three months ended April 30, 2016 was based on the net loss attributable to common shareholders of $77,481 (April 30, 2015 - $39,364) and the weighted average number of common shares outstanding of 44,633,171 (April 30, 2015 – 44,633,171). The diluted loss per share does not include the effect of any share purchase warrants outstanding in the future since the effect would be anti-dilutive.

Stock options

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in its discretion and in accordance with the TSX-V requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares.  Such options will be exercisable for a period of up to 10 years from the date of grant at a price not less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount, if applicable, but in any event not less than $0.05 per share In connection with the foregoing, the number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares.  Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities.

As at April 30, 2016 and 2015, there were no stock options outstanding. On May 10, 2016, the Company granted an aggregate of 2,500,000 incentive stock options at a price of $0.05 per share, exercisable until May 10, 2026.

Share purchase warrants

As at April 30, 2016 and 2015, there were no share purchase warrants outstanding.

Capital Management

The Company's policy is to maintain a sufficient capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of share and working capital. There were no changes in the Company's approach to capital management during the year and the Company is not subject to any restrictions on its capital.

With no operating revenues to date, we continue to finance our operations through the issuance of common shares and advances from related parties. Although there were two private placements completed during year ended January 31, 2013, there is no assurance that additional financing will be available when needed in the future nor, if available, on commercially reasonable terms.  If we are unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, we may not be able to meet our obligations as they come due which may impact our ability to continue as a going concern in the future.

To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control. These include general economic conditions, the market prices for precious metals and results from our exploration programs. The Company’s ability to reach its business objectives may be significantly impaired if general economic conditions continue to deteriorate, prices for metals such as gold, silver and molybdenum fall or if results from planned exploration programs are unsuccessful.

ITEM 1.8

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

ITEM 1.9

TRANSACTIONS WITH RELATED PARTIES

Related party payables included in the Statement of Financial Position as at April 30, 2016 and 2015, with comparative figures at year ended January 31, 2016, are as follows:

	April 30, 2016 $	April 30, 2015 $	January 31, 2015 $
Payable to Company directors and companies controlled by its directors	363,503	167,982	290,304

The amounts payable to Company directors and companies controlled by its directors are as follows; Darcy Krell, Linda Smith and AYL Enterprise. These amounts are non-interest bearing and unsecured with no fixed term of repayment.

The Company had the following transactions with its directors or companies controlled by its directors during the periods ended as follows:

	Three months ended April 30,		Year ended January 31,
	2016 $	2015 $	2016 $
Consulting services	-	-	250
Directors’ fees	5,550	-	-
Interest expense	2	-	2,235
Management services	15,000	15,000	60,000
Office administration	7,500	7,500	30,000
Professional services	2,805	2,815	10,109
	30,857	25,315	102,594

Key management personnel compensation:

	Three months ended April 30,		Year ended January 31,
	2016 $	2015 $	2016 $
Directors’ fees	5,000	-	-
Management services	15,000	15,000	60,000
Interest expense	2	-	2,235
Professional services	2,805	2,815	10,109
	22,807	17,815	72,344

ITEM 1.10

SUBSEQUENT AND PROPOSED TRANSACTIONS

On May 10, 2016, the Company announced that Peter Leitch, David Whelan and Larry Copeland had been appointed to the Company's board of directors and the Company had appointed Peter Leitch as Chief Executive Officer and Melinda Coghill as Chief Financial Officer and Corporate Secretary.  Jim Burns, Steven Chan, Darcy Krell, David Mark, Ronald McGregor and Linda Smith have resigned from the board.

The Company also entered into a mandate agreement with Fiore Management & Advisory Corp. to provide financial advice and corporate administration.

ITEM 1.11

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Basis of preparation

These interim financial statements have been prepared on an accrual basis; are based on historical costs, modified where applicable; and are presented in Canadian dollars unless otherwise noted.

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include: the useful lives of equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, recoverability and measurement of deferred tax assets, and provisions for restoration and environmental obligations and contingent liabilities.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates and assumptions, in applying accounting policies.  The most significant judgments in preparing the Company’s financial statements include:

-

assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty; and

-

classification / allocation of expenditures as exploration and evaluation assets or operating expenses.

ITEM 1.12

CHANGES IN ACCOUNTING POLICIES

Accounting standards issued but not yet effective

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”.  IFRS 9 introduces new requirements for the classification and measurement of financial assets, additional changes relating to financial liabilities, a new general hedge accounting standard which will align hedge accounting more closely with risk management.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

ITEM 1.13

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling & reporting structures. The type of risk exposure and the way in which such exposure is managed by the Company is as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  The Company’s primary exposure to credit risk is on its cash held in bank accounts and its credit card deposit. The majority of cash is deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk.  This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company attempts to ensure there is sufficient access to funds to meet on-going business requirements, taking into account its current cash position and potential funding sources.

Historically, the Company's source of funding has been either the issuance of equity securities for cash through private placements or loans from directors and officers. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant funding from these sources.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company only operates in Canada and is therefore not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Commodity Price Risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of precious metals. The Company closely monitors commodity prices to determine the most appropriate course of action.

Classification of financial instruments

Financial assets included in the Statement of Financial Position are as follows:

	April 30, 2016 $	April 30, 2015 $	January 31, 2016 $
Fair value through profit and loss:
Cash and cash equivalents	11,874	925	553
Credit card security deposit	6,900	6,900	6,900
	18,774	7,825	7,453

Financial liabilities included in the Statement of Financial Position are as follows:

	April 30, 2016 $	April 30, 2015 $	January 31, 2016 $
Non-derivative financial liabilities:
Trade payables	14,310	15,782	5,373
Loan payable	39,676	39,676	39,676
Related party payables	363,503	167,982	290,304
	417,489	223,440	335,353

Fair value

The fair value of the Company’s financial assets and liabilities approximate the carrying amounts included in the Statement of Financial Position.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

-

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

-

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

-

Level 3 – Inputs that are not based on observable market data.

As at April 30, 2016, the Company’s financial instruments classified as Level 1 consisted of cash.

ITEM 1.14

OTHER MD&A REQUIREMENTS

Management’s Responsibility for Financial Statements

Management is responsible for the preparation and fair presentation of the Company’s financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Conflicts of interest

The Company’s directors and officers may serve as directors or officers, or may be associated with, other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding on terms with respect to the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act (BC) (“Corporations Act”) dealing with conflict of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the Corporations Act. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith, and in the best interest of the Company.

Business and Regulatory Risks

We are engaged in the mineral exploration business and manage related industry risk directly. We are potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. At present, the Company is not required to provide for restoration and environmental obligations so no provision has been made. However, there is no certainty that all environmental risks and contingencies have been addressed.

Our exploration program will require significant future expenditures and there is no assurance any commercial mineral quantities will be found. If we are unable to generate significant revenues from our mineral claims, continued losses are expected into the foreseeable future. There is no history upon which to base any assumption as to the likelihood we will prove successful, and there is no assurance that we will generate any revenues nor ever achieve profitability. If unsuccessful in addressing these risks, the business will fail and investors could lose all of their investment in the company.

Regulatory risks include the possible delays in getting regulatory approval to the transactions that senior management and the Board of Directors believe to be in the Company’s best interest, increased fees for statutory filings, and the introduction of increasingly more complex reporting requirements which must be complied with in order to maintain our public company position.

Cautionary note regarding forward-looking statements

This Management Discussion and Analysis may contain certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds.  Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur.  Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, the following: a change in the use of proceeds, the volatility of mineral prices, the possibility that exploration efforts will not yield economically recoverable quantities of minerals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.